SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1_)

                                MFRI INCORPORATED
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
       -----------------------------------------------------------------
                         (Title of class of securities)

                                    552721102
       -----------------------------------------------------------------
                                 (CUSIP Number)

                             CARL WILLIAM DINGER III
                                   PO BOX 150
                             GREEN VILLAGE, NJ 07960
                                 (973)-819-9923
       -----------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 18, 2011
       -----------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e),240.13d-1(f) or 240.13d-1(g), check the following box:
   /     /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits.
See  240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344820105

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY):

         Carl W. Dinger III     ###-##-####
         Jeffrey E. Dinger      ###-##-####
         Carousel World LP.      22-3699584
         Ashley E. Dinger Trust  22-6710058
         Caleigh N. Dinger Trust 22-6710059
         Shelby C. Dinger Trust  22-6739944

                (*individually and as trustee for three separates trusts for the benefit of Carl W. Dinger III's children)

2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a)     /   X   /

(b)     /      /

3. SEC USE ONLY


4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

                PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)

                /          /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Carl W. Dinger III- USA
         Jeffrey E. Dinger - USA
         Carousel World LP - A New Jersey Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7. SOLE VOTING POWER



8. SHARED VOTING POWER

        337,672

9. SOLE DISPOSITIVE POWER




10. SHARED DISPOSITIVE POWER

         337,672

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:

         Carl W. Dinger III -   210,497 shares common
         Carousel World LP -     75,775 shares common
         Ashley E. Dinger -      13,000 shares common
         Caleigh N. Dinger -     15,700 shares common
         Shelby C. Dinger -      22,700 shares common

12. CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES

                /        /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.9%

14. TYPE OF REPORTING PERSON

                IN, CO  (all related)

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned

ITEM 1.         SECURITY AND ISSUER

This statement relates to the Common Stock, $0.01 par value per share ("the shares"), of MFRI Inc., (the "Issuer"). The principal offices of the issuer are at 7720 North Lehigh Avenue, Niles, IL 60714.


ITEM 2.         IDENTITY AND BACKROUND

a.) This statement has been filed jointly by Carl W. Dinger III, and Jeffrey E. Dinger an ("reporting persons") both of whom are related. Carousel World LP is an entity owned in trust for the benefit of Carl W. Dinger III and Jeffrey E. Dinger and the children of Carl W. Dinger III, with the trustees being Carl W. Dinger III, Jeffrey E. Dinger.

b.) The principal address of each person or entity in the group is as follows:

                Carl W. Dinger III
                PO Box 150
                Green Village, NJ 07935


                Jeffrey E. Dinger
                4 Fox Hollow Road
                Morristown, NJ 07960

                Carousel World L.P.
                P.O. Box 150
                Green Village, NJ 07935

c.) Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         Carl W. Dinger III - Consultant/Officer of Carousel World LP. (address same as in (b.)

         Jeffrey E, Dinger ? General Partner/Officer of Carousel World LP. (address same as in (b.)


d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

f.) Mr. Carl W. Dinger III, Mr. Jeffrey E. Dinger are citizens of the United States. Carousel World LP is a New Jersey partnership.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS

The source of funds of each of the reporting persons in the group are the personal funds of each individual and borrowings from investment brokerage accounts supported by several equity holdings.

ITEM 4.         PURPOSE OF THE TRANSACTION

      The reporting persons in the group own the shares for investment purposes. Recent sales were largely concentrated in the family partnership account for working capital purposes. The group believes the Issuer's shares are substantially undervalued using various equity valuation metrics. Several weeks ago Carl W. Dinger III met with the management of MFRI to discuss the Company's operations and outlook. The group would like to see management focus on enhancing shareholder value. The reporting persons of the group may buy or sell the Issuer's shares depending on market conditions.


ITEM 5.         INTEREST IN THE SECURITIES OF THE ISSUER

As reported in the Issuer's 10Q for the quarter ending
7/31/11, the issuer had 6,872,071 common shares outstanding. The reporting persons forming the group own an aggregate of 337,542 common shares representing 4.9% of the Issuer's shares outstanding. Each member of the reporting group owns shares individually as follows:

         Carl W. Dinger III      210,497
         Carousel World LP.       75,775
         Ashley E. Dinger Trust*  13,000
         Caleigh N. Dinger Trust* 15,070
         Shelby C. Dinger Trust*  10,800
             Total:              337,672

*Children of Carl W. Dinger III of which Carl W. Dinger III and
Jeffrey E. Dinger are trustees.

b.) Jeff Dinger and Carl W. Dinger III retains voting control over the trust shares as trustees and as officers of Carousel World LP.

c.) Transactions over that past sixty days are as follows:

Date                   Trade                 Shares                 Price
10/17/11    Sell                   800                  $7.10
10/14/11    Sell                  5600                  $7.10
10/13/11    Sell                  5375                  $7.10
10/7/11                Sell                  8330                   $6.71
10/6/11                Sell                  1050                   $6.69
10/5/11                Sell                  6648                   $6.74
10/3/11                Sell                  2950                   $7.11
9/30/11                Sell                  471                    $6.55
9/23/11                Sell                  3000                   $7.25
8/23/11                Sell                   568                   $9.48
d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Common Stock.

e.) Not applicable.


ITEM 6.         CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

October 18, 2011
-----------------------------------------------------------------
DATE

(Carl W. Dinger III, individually, as trustee, and as officer of
Carousel World LP.)
-----------------------------------------------------------------
SIGNATURE

(Jeffrey E. Dinger, as trustee, and as officer of
Carousel World LP.)
-----------------------------------------------------------------
SIGNATURE